

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549**

DIVISION OF
CORPORATION FINANCE

January 3, 2014

<u>Via E-mail</u>
Kexuan Yao
Chief Executive Officer
Armco Metals Holdings, Inc.
One Waters Park Drive, Suite 98
San Mateo, California 94403

> **Re:** **Armco Metals Holdings, Inc.**
> **Item 4.01 Form 8-K**
> **Filed December 31, 2013**
> **File No. 001-34631**

Dear Mr. Yao:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing we may have additional comments.

1. Please amend your Form 8-K to state whether, during your <u>two</u> most recent fiscal years and any subsequent interim period before your former auditor was dismissed, you had any disagreements with your former auditor on any matter of accounting principle or practice, financial statement disclosure, or auditing scope or procedure. Refer to Regulation S-K, Item 304(a)(1)(iv). In this regard we note that your current disclosure only references your most recent fiscal year, not your two most recent fiscal years. Include an updated letter from your former auditor addressing your revised disclosure as an exhibit to your Form 8-K/A.

2. In addition, we note that the exhibit 16 letter states that the former auditor agrees with your statements regarding its audits of the prior fiscal year and regarding its dismissal, but not does agree or disagree with your statements regarding disagreements with such auditor. Please have your former auditor revise the exhibit 16 letter to state whether it agrees with the statements made by you in response to Item 304(a) of Regulation S-K and, if not, stating the respects in which it does not agree. Refer to Item 304(a)(3) of Regulation S-K.

3.   Please revise the third paragraph under Item 4.01 to include your two most recent fiscal years as required by Item 304(a)(2) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call me at (202) 551-3624.

Sincerely,

/s/ Heather Clark

Heather Clark
Staff Accountant